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Prospectus Supplement No. 2 to Prospectus dated November 4, 1997

March 18, 1998

                                 $85,000,000

                             WAVETEK CORPORATION
                10 1/8% SENIOR SUBORDINATED NOTES DUE 2007

     This Prospectus Supplement is intended to be read in conjunction with the Prospectus dated November 4, 1997 (the "Prospectus") with respect to the 10 1/8% Senior Subordinated Notes Due 2007. Capitalized terms used in this Prospectus Supplement and not otherwise defined herein shall have the same meanings as in the Prospectus.

     On March 18, 1998, the Company and Wandel & Goltermann Management
Holding GmbH jointly announced that they have reached an agreement in principle to merge the companies. The Company filed with the Securities and Exchange Commission a Current Report on Form 8-K relating to such announcement, a copy of which is attached hereto and deemed to be a part hereof.

     SEE "RISK FACTORS" BEGINNING ON PAGE 13 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS IN CONNECTION WITH AN INVESTMENT IN THE NOTES.

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This Prospectus Supplement has been prepared for and is used by Donaldson, Lufkin & Jenrette SECURITIES Corporation in connection with offers and sales of the New Notes related to market-making transactions, at prevailing market prices, at prices related thereto or at negotiated prices. See "Plan of Distribution."

                        DONALDSON, LUFKIN & JENRETTE
                           SECURITIES CORPORATION

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                   WANDEL & GOLTERMANN AND WAVETEK TO MERGE
               FORM SECOND LARGEST COMMUNICATIONS TEST COMPANY


HANNOVER, GERMANY -- March 18, 1998 -- Wandel & Goltermann Management Holding GmbH and Wavetek Corporation jointly announced today at the CeBit Exhibition that they have reached an agreement in principle to merge the companies. The agreement is subject to execution of definitive agreements and approval by stockholders and regulatory agencies. This merger will create the world's second largest communications test company with annual revenues in excess of $400 million (700 million DM). The transaction is expected to close within 120 days.

Wandel & Goltermann's strength in telecommunications and data communications test equipment complements Wavetek's leadership position in cable television test, and its strong position in wireless communications test. By combining the strengths of these two communications test leaders, the new company will be positioned to provide customers with a complete portfolio of test and measurement products, services, and test solutions for the development, integration, type testing, installation, diagnostics, maintenance, service and operation of voice, video and data communications networks. The combined company will employ over 2400 people in 11 operating units and 29 sales and service companies, with presence in 87 countries.

"This merger brings together two well respected companies to form a new powerhouse in the communications test business," said Peter Wagner, President and Chief Executive Officer and Wandel & Goltermann. "We are confident the new company will be positioned to achieve strong growth by building upon our combined strengths and delivering real and lasting value to our customers."

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"Everything about this merger is complementary. Our broad product offering, focused direct and indirect sales channels and strong worldwide service organizations, together with our experienced management teams and international employee base, position us to be a preferred strategic partner for our customers, supporting all of their communication test needs," said Dr. Terence Gooding, Chairman and Chief Executive Officer of Wavetek Corporation.

"Wandel & Goltermann and Wavetek are very nicely matched," said Albrecht Wandel, Chairman of the Supervisory Board of Wandel & Goltermann Management Holding GmbH. "Unlike many mergers which have a rationale based on decreasing costs, this merger is based on combining two highly synergistic organizations with very few overlaps and a strong potential for growth in the years ahead."

The parent company of the combined organization will be incorporated in the United States and will operate from corporate offices in both Germany and the United States. Dr. Terence Gooding will serve as Chairman of the Board of Directors and Albrecht Wandel will serve as Vice Chairman. Peter Wagner will be the President and Chief Executive Officer. Derek Morikawa, currently President and Chief Operating Officer of Wavetek, will be Chief Operating Officer. All shareholders of both companies will participate in the ownership of the new company.

Wandel & Goltermann Management Holding GmbH (WG Holding) also reported that its pending offer to acquire the approximately 38 percent of the outstanding common stock of Wandel & Goltermann Technologies, Inc. (NASDAQ: WGTI) not already owned by WG Holding for $13.00 per share in cash would not be affected by, and was unrelated to, its proposed business combination with Wavetek Corporation. WG Holding confirmed that it was continuing its discussions with the WGTI Special Committee regarding this offer, and noted that the proposed WG Holding/Wavetek

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merger was not expected to impact those negotiations or WGTI's business prospects generally.

Wandel & Goltermann GmbH, a privately owned company based in Eningen, Germany, is a leading provider of communications test solutions for the data communications and telecommunications markets with technology focuses in analog and digital telephony, ISDN, enterprise networks, signalling systems, quality of service test and fiber optics. For its fiscal year ended September 30, 1997, Wandel & Goltermann had worldwide revenues of 474 million DM with operating income and net income of 37.1 million DM and 17.1 million DM, respectively. More information about Wandel & goltermann is available on the World Wide Web at http://www.wg.com.

Waveteck Corporation, headquartered in San Diego, CA, is a privately owned leading global designer, manufacturer, and distributor of a broad range of electronic test instruments, with a primary focus on application-specific instruments for testing voice, video and data communications equipment and networks. For its fiscal year ended September 30, 1997, Wavetek had worldwide revenues of US $155 million with operating income and net income of US $20.5 million (before a one-time charge of US $7.1 million for stock option compensation related to certain recapitalization transactions) and US $6.1 million, respectively. For more information, visit Wavetek on the World Wide Web at http://www.wavetek.com.

The statements in this release may include forward-looking statements that necessarily involve assumptions about risks and uncertainties that could cause actual results to differ materially from any future performance implied or assumed by such statements. Such factors may include actual and potential competition, general economic conditions, new product development, technological change, proprietary rights and other factors relevant to the subject matter of this release. For more detailed discussion of certain of these factors, please refer to Wavetek's filings under the Securities Act of 1933 and the Securities Exchange Act of 1934. Readers are cautioned to assess forward-looking statements in light of the possibility of foreseeable events or conditions. Neither Wavetek nor Wandel & Goltermann undertakes to revise or update any statements herein in the future to reflect the occurrence of such events or conditions.

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For more information please contact:

North American inquiries       European, South American, Asia-Pacific inquiries
Rogers Communications          Martin Lenk
781-224-1100                   +49-7121-86-1816